Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 4 DATED JUNE 2, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 21, 2016, as supplemented by Supplement No. 1, dated April 21, 2016, Supplement No. 2, dated May 11, 2016 and Supplement No. 3, dated May 17, 2016, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;
•	our Amended and Restated Limited Partnership Agreement; and
•	our acquisition of a hotel property located in Seattle, Washington.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on January 20, 2015. As of May 27, 2016, we had received and accepted investors’ subscriptions for and issued 1,451,548 shares of our common stock in our public offering, including 9,531 shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $36,050,428. As of May 27, 2016, 38,545,483 shares remained to be sold in our initial public offering.

Amended and Restated Limited Partnership Agreement

The following updates and supplements the discussion contained in the “The Operating Partnership” section of our prospectus, beginning on page 76.

On May 20, 2016, we entered into the Amended and Restated Limited Partnership Agreement, or the Amended Operating Partnership Agreement, of Moody National Operating Partnership II, LP, or the Operating Partnership, with Moody OP Holdings II, LLC and Moody National LPOP II, LLC. The Amended Operating Partnership Agreement amends and restates the Limited Partnership Agreement of Moody National Operating Partnership II, LP, entered into on August 15, 2014, by and among us, Moody OP Holdings II, LLC and Moody National LPOP II, LLC. We entered into the Amended Operating Partnership Agreement in connection with our acquisition of the Springhill Suites Seattle, as described below under “Acquisition of a Hotel Property in Seattle, Washington.” Under the Amended Operating Partnership Agreement, we remain the sole general partner of the Operating Partnership and have the exclusive power to manage and conduct the business of the Operating Partnership.

The Amended Operating Partnership Agreement provides, among other things, that the limited partners of the Operating Partnership will generally have the right to cause the Operating Partnership to redeem all or a portion of their limited partnership units for, in our sole discretion, cash, shares of our common stock, or a combination of both. In connection with the exercise of these redemption rights, a limited partner must make certain representations, including that the delivery of shares of our common stock upon redemption would not result in such limited partner owning shares in excess of the ownership limits in our charter.

The Amended Operating Partnership Agreement further provides that, subject to the foregoing, limited partners may exercise their redemption rights only with respect to limited partnership units that they have held for at least one year. A limited partner may not deliver more than two redemption notices in a single calendar year and may not exercise a redemption right for fewer than 1,000 limited partnership units, unless such limited partner holds fewer than 1,000 limited partnership units, in which case, if such limited partner chooses to exercise its redemption right, it must exercise its redemption right for all of its limited partnership units.

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With certain exceptions, limited partners may not transfer their limited partnership units, in whole or in part, without our written consent as general partner of the Operating Partnership.

Acquisition of a Hotel Property in Seattle, Washington

On January 28, 2016, Moody National Companies L.P., or Moody LP, assigned to us all of Moody LP’s rights to and interests in the Agreement of Purchase and Sale, dated as of October 26, 2015, or the Purchase Agreement, for the acquisition of a hotel property located in Seattle, Washington commonly known as the Springhill Suites Seattle Downtown, or the Springhill Suites Seattle, from the current tenant-in-common owners of the Springhill Suites Seattle, or the TIC Owners, and an affiliate of our advisor, for an aggregate purchase price of $74,100,000, excluding acquisition and other costs. We refer to the TIC Owners and the aforementioned affiliate of our advisor as the “Sellers.” On May 24, 2016, we assigned all of our rights and interests in and to the Purchase Agreement to Moody National Yale-Seattle Holding, LLC, or Moody Holding, a wholly-owned subsidiary of our Operating Partnership.

On May 24, 2016, Moody Holding acquired fee simple title to the Springhill Suites Seattle from the Sellers for an aggregate purchase price of approximately $74,100,000. The Sellers were entitled to elect to receive cash and/or common partnership units, or OP Units, in the Operating Partnership. Two of the TIC Owners received a total of approximately 18,000 OP Units, with an aggregate value of approximately $450,540 (based on a per OP Unit price of $25.03). The 18,000 OP Units issued to the TIC Owners represent approximately 1.22% of the total issued and outstanding OP Units of the Operating Partnership. The OP Units were issued in a private transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. We financed the cash portion of the purchase price of the Springhill Suites Seattle with (1) a portion of the proceeds from this offering and (2) the proceeds of a mortgage loan secured by the Springhill Suites Seattle with an aggregate initial principal balance of $56,250,000, or the Property Loan, from KeyBank National Association, or the Lender. In connection with the acquisition of the Springhill Suites Seattle, our advisor earned an acquisition fee of $1,111,500 and a debt financing fee of $562,500.

Description of the Property

The Springhill Suites Seattle is a select-service hotel consisting of 234 guest rooms. Located on the southeast corner of Stewart Street and Yale Avenue in downtown Seattle, the Springhill Suites Seattle sits in one of the city’s major transportation routes with ready access to the corporate headquarters of Amazon, Microsoft, Nordstrom and REI. The Springhill Suites Seattle is also located near Puget Sound and is walking distance to the Seattle Space Needle.

Leasing and Management of the Property

Moody Holding leases the Springhill Suites Seattle to Moody National Yale-Seattle MT, LLC, or the Master Tenant, an indirect, wholly-owned subsidiary of the Operating Partnership, pursuant to a Hotel Lease Agreement between Moody Holding and the Master Tenant, or the Hotel Lease. The Hotel Lease provides for a ten-year lease term; provided, however, that Moody Holding may terminate the Hotel Lease upon 45 days prior written notice to the Master Tenant in the event that Moody Holding contracts to sell the Springhill Suites Seattle to a non-affiliated entity, effective upon the consummation of such a sale of the Springhill Suites Seattle. Pursuant to the Hotel Lease, the Master Tenant will pay an annual base rent of $6,600,000 per year for the first five years of the term of the Hotel Lease. The annual base rent paid by the Master Tenant will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term. In addition, the Master Tenant will pay an annual percentage rent, to the extent that such percentage rent is greater than the base rent due for such period, in an amount equal to (1) a percentage of the Springhill Suites Seattle’s gross revenues for the previous year (as set forth in the Hotel Lease), minus (2) the amount of the annual base rent paid for the previous year. The annual percentage rent will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term.

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The Master Tenant is party to a Relicensing Franchise Agreement, or the Franchise Agreement, with Marriott International, Inc., or Marriott, pursuant to which Marriott has granted the Master Tenant a limited, non-exclusive license to establish and operate the Springhill Suites Seattle using the “Springhill Suites” name and brand and certain other proprietary marks and systems. The Franchise Agreement expires on November 2, 2026 but may be extended, by amendment and subject to certain conditions, to May 24, 2031. Pursuant to the Franchise Agreement, the Master Tenant pays Marriott a monthly program fee equal to 5.5% of the Springhill Suites Seattle’s gross room revenues (as defined in the Franchise Agreement) and a monthly marketing fee equal to 2.5% of the Springhill Suites Seattle’s gross room revenues.

Moody National Hospitality Management, LLC, or the Property Manager, an affiliate of ours, manages the Springhill Suites Seattle pursuant to a Hotel Management Agreement between the Property Manager and the Master Tenant, or the Management Agreement. Pursuant to the Management Agreement, the Master Tenant pays the Property Manager a monthly base management fee in an amount equal to 4.0% of the Springhill Suites Seattle’s gross operating revenues (as defined in the Management Agreement) for the previous month. Each month during the term of the Management Agreement and for one month following the termination of the Management Agreement, the Property Manager will also receive a $2,500 fee for providing centralized accounting services, which accounting services fee will be subject to annual increases based upon increases in the consumer price index. In addition, the Property Manager will receive a monthly revenue management services fee of $1,200. The Property Manager will also be eligible to receive additional fees for technical, procurement or other services provided by the Property Manager at the request of the Master Tenant. The Management Agreement has an initial ten-year term, and notice of termination is required at least 180 days prior to the end of the then-current term. The Master Tenant may terminate the Management Agreement upon (1) a material breach, default, or noncompliance by the Property Manager under the Management Agreement, (2) the operation of the Springhill Suites Seattle by the Property Manager in such a manner as to cause Marriott to require the removal of the Property Manager as the operator of the Springhill Suites Seattle or to give notice to the Master Tenant of its intent to terminate the Franchise Agreement, or (3) the Property Manager’s bankruptcy, dissolution, insolvency or liquidation or general assignment for the benefit of creditors, subject to cure provisions as described in the Management Agreement. In the event that the Master Tenant terminates the Management Agreement for any reason other than the foregoing, the Master Tenant will pay the Property Manager a termination fee equal to the base management fee estimated to be earned by the Property Manager for the remaining term of the Management Agreement, as adjusted for inflation and other factors. Notwithstanding the foregoing, so long as the Property Loan remains outstanding, the Master Tenant may terminate the Management Agreement at any time upon 30 days’ prior notice, with or without cause, and no termination fee will be paid in connection with such termination if such termination fee is not permitted under the terms of the Property Loan documents.

Property Loan

In connection with the acquisition of the Springhill Suites Seattle, Moody Holding borrowed $56,250,000 from the Lender pursuant to the Property Loan. The Property Loan is evidenced by a promissory note issued pursuant to a Loan Agreement, or the Loan Agreement.

The Property Loan is a short-term financing facility and, upon closing of the Property Loan, Moody Holding paid the lender a commitment fee of 0.75% of the amount borrowed, or $421,875. The entire unpaid principal balance of the Property Loan and all accrued and unpaid interest thereon and all other amounts due under the Property Loan are due and payable in full on February 23, 2017 unless extended pursuant to the terms of the Loan Agreement. Prior to or upon the maturity of the Property Loan, we intend to obtain long-term financing with respect to the Property. Interest on the outstanding principal balance of the Property Loan accrues at a rate, which we refer to as the “LIBOR Rate,” equal to LIBOR for the applicable Interest Period, plus either 3.75% or 4.75%, depending on the then-current Loan to Value Ratio, as such terms are defined in the Loan Agreement. If a LIBOR Rate is unavailable pursuant to the terms of the Loan Agreement, then the Property Loan will accrue interest at a rate, which we refer to as the “Base Rate,” equal to (a) the greater of (i) the Lender’s “prime rate,” (ii) one-month LIBOR plus 1% per annum or (iii) 0.5% above the Federal Funds Effective Rate, plus (b) either 2.75% or 3.75%, depending on the then-current Loan to Value Ratio, as such terms are defined in the Loan Agreement. In addition, Moody Holding will pay to the Lender $2,800,000 on each of July 1, 2016, August 1, 2016 and September 1, 2016, and an estimated payment of $3,390,000 on October 1, 2016. Notwithstanding the payments described in the preceding sentence, monthly payments on the Property Loan are for interest only; provided, however, that Moody Holding may be required to prepay principal of the Property Loan if certain Debt-Yield or Debt Service Coverage targets, as such terms are defined in the Loan Agreement, are not met. To hedge against changes in LIBOR, Moody Holding also entered into a one-year interest rate cap agreement with a notional amount of $56,250,000. If an event of default occurs, the Property Loan will accrue interest for the remainder of the then-current Interest Period at a rate that is the lesser of the maximum rate allowed by law or 5% above the LIBOR Rate or Base Rate, as applicable, then in effect. If such event of default continues after the end of the then-current Interest Period, then the Property Loan will accrue interest at a rate that is the lesser of the maximum rate allowed by law or 5% above the Base Rate.

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Moody Holding may, upon at least three business days prior written notice to the Lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part), but such prepayment may be subject to certain additional exit fees and interest payments.

The performance of the obligations of Moody Holding under the Property Loan is secured by, among other things, a security interest in the Springhill Suites Seattle and other collateral granted to the Lender pursuant to a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing. Pursuant to certain Guarantees, we and other parties have agreed to irrevocably and unconditionally guarantee the prompt and unconditional payment to the Lender and its successors and assigns of all obligations and liabilities of Moody Holding for which Moody Holding may be personally liable pursuant to the Loan Agreement.

Pursuant to an Environmental Indemnity Agreement, or the Environmental Indemnity, we and Moody Holdings, or the Indemnitors, have agreed to jointly and severally indemnify and hold harmless the Lender and its officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that the Lender may suffer or incur as a result of, among other things, (1) any presence of any hazardous substances at the Springhill Suites Seattle or release of hazardous substances from the Springhill Suites Seattle, (2) any activity by the Indemnitors or their respective affiliates or any tenant or occupant of the Springhill Suites Seattle in connection with any treatment, storage, release, removal, handling, transfer or transportation to or from the Springhill Suites Seattle of any hazardous substances, (3) any non-compliance or violations of any environmental laws or permits in connection with the Springhill Suites Seattle or its operations, and (4) any breach by the Indemntitors of any representation, warranty, covenant or other obligation relating to environmental laws or hazardous substances under the Environmental Indemnity or any other related loan document.

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